UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

THE PARKING REIT, INC.
(Name of Subject Company (Issuer))

COLOR UP, LLC,
MANUEL CHAVEZ, III,
STEPHANIE HOGUE,
JEFFREY OSHER,
HSCP STRATEGIC III, L.P.
(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

55387R 107

(CUSIP Number of Class of Securities)

Manuel Chavez, III
Chief Executive Officer, Color Up, LLC
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Telephone: (513) 834-5110

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
F. Mark Reuter
Allison A. Westfall
Keating Muething & Klekamp PLL
1 East 4th Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,580,945(1)	$981(2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 900,506 shares of The Parking REIT, Inc. common stock by $11.75 per share, which is the offer price.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022, issued August 23, 2021, equals $92.70 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $981	Filing Party:	Color Up, LLC
Form of Registration No.: Schedule TO	Date Filed:	October 5, 2021

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   Third-party tender offer subject to Rule 14d-1.
☐   Issuer tender offer subject to Rule 13e-4.
☐   Going-private transaction subject to Rule 13e-3.
☒   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the U.S. Securities and Exchange Commission on October 5, 2021 (as amended by Amendment No. 1 filed on October 12, 2021, the “Schedule TO”) filed by Color Up, LLC (the “Purchaser”). This Amendment and the Schedule TO relate to the offer by Color Up, LLC (the “Purchaser” or “Color Up”) to purchase up to 900,506 of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of The Parking REIT, Inc., a Maryland corporation (the “Company”), as of 5:00 p.m. Eastern Time on November 5, 2021, at a purchase price of $11.75 per Share, net to the applicable seller in cash, without interest, subject to any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2021 (together with any amendments and supplements thereto, including this Amendment, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. Pursuant to its terms, the Offer expired as of 5:00 p.m. Eastern Time on November 5, 2021.

This Amendment No. 2 reports: (i) the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 14d-3(b)(2) promulgated under the Securities Exchange Act of 1934, as amended; and (ii) HSCP Strategic III, L.P.’s (“HS3”), an offeror hereunder, acquisition of OP Units and Class A Units (as defined below) on or about November 2, 2021. As disclosed in the Offer to Purchase, HS3 is a member of the Purchaser.

Except as amended and supplemented hereby, all terms of the Offer and all disclosures set forth in the Schedule TO and the amendments and exhibits thereto remain unchanged.

Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Offer to Purchase. Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text:

Expiration and Results of Offer

The Offer and withdrawal rights expired as of 5:00 p.m. Eastern Time on November 5, 2021. Broadridge, Inc., the depositary for the Offer (the “Depositary”) has reported that, as of the expiration date, a total of  878,082 Shares had been validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”), and the Purchaser accepted for purchase all such Tendered Shares. Purchaser will promptly initiate payment of an aggregate of $10,317,467 to the Company stockholders participating in the Offer.

Effective November 8, 2021, Purchaser executed a subscription agreement with the Company pursuant to which Purchaser acquired the remaining 22,424 Shares pursuant to the Company Backstop. As a result of the Offer and the purchase of Shares pursuant to the Company Backstop, Purchaser will beneficially own 2,624,831 shares (approximately 33.81%) of Company common stock as of November 8, 2021.

The press release announcing the expiration and results of the Offer is attached hereto as Exhibit (a)(1)(E) and is incorporated herein by reference.

HSCP Strategic III, L.P. Securities Purchase Agreement

On November 4, 2021, the Company filed a Current Report on Form 8-K (the “November 4, 2021 Form 8-K”) to report that it had entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among the Company, MVP REIT II Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”), and HS3, pursuant to which on November 2, 2021 the Operating Partnership issued and sold to the HS3 (a) 1,702,128 newly-issued common units of limited partnership of the Operating Partnership (“OP Units”); and (b) 425,532 newly-issued Class A units of limited partnership of the Operating Partnership (“Class A Units”) which entitle HS3 to purchase up to 425,532 additional OP Units (the “Additional OP Units”) at an exercise price equal to $11.75 per Additional OP Unit, subject to adjustment as provided in the Class A Unit Agreement (as defined below), and HS3 paid to the Operating Partnership cash consideration of $20,000,000.

The transactions contemplated by the Securities Purchase Agreement are referred to herein collectively as the “Securities Purchase Transaction.” The Purchaser understand that the Company intends to use proceeds from the Securities Purchase Transaction for working capital purposes, including expenses related to the Securities Purchase Transaction and the acquisition of two parking lots and related assets. The Securities Purchase Transaction and the Securities Purchase Agreement and related agreements were evaluated, negotiated and unanimously approved by (i) the members of the Board of Directors who were determined by the Board of Directors to be disinterested with respect to the Securities Purchase Transaction and (ii) the Board of Directors.

Under the Securities Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. Pursuant to the terms of the Securities Purchase Agreement, the representations and warranties made under the Securities Purchase Agreement will survive for six months after the closing and the Company and the Operating Partnership, on one hand, and HS3, on the other hand, will indemnify each other party and certain of their respective representatives against losses arising out of certain material breaches of, and certain third party claims related to, the Securities Purchase Agreement and the Securities Purchase Transactions.  The Securities Purchase Agreement is not intended to provide any other factual, business or operational information about the parties thereto. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of such Securities Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including, to the extent agreed by the parties, being qualified by disclosures exchanged between the parties in connection with the execution of the Securities Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Securities Purchase Agreement based on the relative knowledge of the parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On November 2, 2021, the Company, the Operating Partnership, Color Up and HS3 also entered into a second amended and restated agreement of limited partnership of the Operating Partnership to facilitate the Securities Purchase Transaction (the “Second A&R Operating Partnership Agreement”) which, among other things, provided for the issuance by the Operating Partnership of Class A Units having the rights and preferences as set forth in a Class A unit agreement. The Operating Partnership issued the Class A Units pursuant to a Class A Unit agreement (the “Class A Unit Agreement”) also dated as of November 2, 2021, which provides that each Class A Unit entitles the registered holder thereof to purchase an OP Unit at a price of $11.75 per share (the “Class A Unit Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Common Stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Class A Units expire five years after the date of the Class A Unit Agreement, at 5:00 PM, New York City time. The Class A Units may also be exercised on a cashless basis in lieu of payment of the aggregate Class A Unit Price at HS3’s election.  If the number of outstanding OP Units is increased by a dividend payable in OP Units, or by a split-up of OP Units or other similar event, or decreased by a consolidation, combination, reverse split or reclassification of OP Units or other similar event, then the number of Additional OP Units issuable on exercise of each Class A Unit shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding OP Units. Whenever the number of Additional OP Units purchasable upon the exercise of the Class A Units is adjusted, as described above, the Class A Unit Price will be adjusted (to the nearest cent) by multiplying such Class A Unit Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of OP Units redeemable upon the exercise of the Class A Units immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so redeemable immediately thereafter. The Class A Unit Agreement further provides that, in lieu of issuing fractional units, the Operating Partnership will make a cash payment equal to the Fair Market Value (as defined in the Class A Unit Agreement) of one OP Unit multiplied by such fraction.

Also on November 2, 2021, the Company entered into an amended and restated registration rights agreement with Color Up and HS3 (the “A&R Registration Rights Agreement”.) In addition to the registration rights previously granted by the Company to Color Up with respect to shares of Common Stock acquired under the Purchase Agreement, the Offer, Company Backstop and the Warrant Agreement, whether by purchase, issuance, exercise, redemption or otherwise, the Company granted HS3 certain registration rights with respect to the shares of Common Stock issuable upon redemption of the OP Units and Additional OP Units issued upon exercise of the Class A Units acquired under the Securities Purchase Agreement and Class A Unit Agreement.

In connection with the issuance of the OP Units and the Class A Units under the Securities Purchase Agreement, the Board of Directors amended and restated the limited exception to the restrictions on ownership and transfer of Common Stock set forth in the Company’s Charter previously granted to Color Up, HS3 and certain of its affiliates to allow HS3 and such affiliates to own, directly, or indirectly, in the aggregate, up to 15,200,000 shares of Common Stock (the “Excepted Holder Limit”) and up to five percent (5%) of any outstanding class of preferred stock of the Company. The grant of this exception is conditioned upon the receipt of various representations and covenants set forth in the Request for Waiver of Ownership Limit, made by Color Up and HS3 to the Company, confirming, among other things, that none of HS3, Color Up, nor certain of their affiliates may own, directly or indirectly, more than 4.9% of the interests in a tenant of the Company (or subsidiary of the Company) that comprises more than three percent (3%) of the gross income of the Company as determined for purposes of Section 856(c)(2) of the Internal Revenue Code of 1986, as amended.  The request also includes representations intended to confirm that HS3, Color Up, and certain of their affiliates’ ownership of Common Stock will not cause the Company to otherwise fail to qualify as a real estate investment trust for federal income tax purposes.

The foregoing descriptions of the Securities Purchase Transaction and the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement, copies of which are filed as Exhibit 10.1, 3.1, 10.2 and 10.3, respectively, to the Company’s Current Report on Form 8-K dated November 4, 2021, and are incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 5, 2021 (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 12, 2021).

(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)  (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 5, 2021).

(a)(1)(C)	Press Release dated October 12, 2021 (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 12, 2021).

(a)(1)(D)	Press Release dated November 4, 2021 (incorporated by reference as Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on November 4, 2021).

(a)(1)(E)	Press Release dated November 8, 2021.

(a)(5)(A)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 5, 2021 (incorporated by reference to the Schedule TO filed by Color Up, LLC on October 5, 2021).

(b)	Not applicable.

(d)(1)(A)
Equity Purchase and Contribution Agreement dated as of January 8, 2021, by and among the Company, Purchaser and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 14, 2021).

(d)(1)(B)	Stockholders’ Agreement dated August 25, 2021 between the Company and Purchaser (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(C)
Employment Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Manuel Chavez, III (incorporated by reference as Exhibit 10.10 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(D)
Employment Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Stephanie Hogue (incorporated by reference as Exhibit 10.11 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(E)
Tax Matters Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP and Purchaser (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(F)
Registration Rights Agreement dated August 25, 2021 by and among the Company, Purchaser and the Holders defined therein (incorporated by reference as Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(I)
Termination of Registration Rights Agreement dated August 25, 2021 by and among the Company, MVP Realty Advisors, LLC, Michael V. Shustek, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (incorporated by reference as Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(J)
First Amendment to Services Agreement dated August 25, 2021 by and among the Company, MVP REIT II Operating Partnership, LP, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek (incorporated by reference as Exhibit 10.8 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(K)
Assignment of Claims, Causes of Action and Proceeds Agreement dated August 25, 2021 by the Company in favor of Michael V. Shustek, MVP Realty Advisors, LLC, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (incorporated by reference as Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(L)
Amended and Restated Agreement of Limited Partnership dated August 25, 2021 by and among the Company and the limited partners thereto (incorporated by reference as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(M)
Software License and Development Agreement dated August 25, 2021 by and among the Company, DIA Land Co., LLC and Bombe Asset Management, Ltd. (incorporated by reference as Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(N)
First Amendment to Contribution Agreement dated August 25, 2021 by and among the Company, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek (incorporated by reference as Exhibit 10.9 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(O)	Warrant Agreement dated August 25, 2021 between the Company and Purchaser (incorporated by reference as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on August 31, 2021).

(d)(1)(P)
Second Amended and Restated Agreement of Limited Partnership of MVP REIT II Operating Partnership, L.P. dated November 2, 2021. (incorporated by reference as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

(d)(1)(Q)
Securities Purchase Agreement, dated as of November 2, 2021, by and among The Parking REIT, Inc., MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 4, 2021

(d)(1)(R)
Class A Unit Agreement, dated November 2, 2021, by and between MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

(d)(1)(S)
Amended and Restated Registration Rights Agreement, dated November 2, 2021, by and among The Parking REIT, Inc. and the Holders (incorporated by reference as 10.3 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2021

COLOR UP, LLC

By:	/s/ Manuel Chavez, III
	Name:	Manuel Chavez, III
	Title:	Chief Executive Officer

/s/ Manuel Chavez, III
Manuel Chavez, III

/s/ Stephanie Hogue
Stephanie Hogue

/s/ Jeffrey Osher
Jeffrey Osher

HSCP Strategic III, L.P.,
a Delaware limited partnership
by:	Harvest Small Cap Partners GP, LLC

By:	/s/ Jeffrey Osher
Name: Jeffrey Osher
Title: Managing Member